JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardines

Jardine Matheson Limited
House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

04046562

Group Secretariat

22nd November 2004

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 DEC -6 P 1:58
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Strategic Holdings Limited

We enclose for your information a copy of a press announcement issued today by Jardine Cycle & Carriage Limited, a subsidiary of the above Company.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

Encl

dlw 12/9

[Press/JSH-CC2k41122/p.6]

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

22nd November 2004
For immediate release

Jardine Cycle & Carriage Limited Announces Management Changes

The following press release was issued today by the Company's 59%-owned subsidiary, Jardine Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Kennes Young (852) 2501 7987

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited

239 Alexandra Road
Singapore 159930

Tel (65) 473 3122
Fax (65) 6475 7088
www.jcclgroup.com

To: Business Editor

For immediate release

Jardine Cycle & Carriage Limited Announces Management Changes

22 November 2004 -- Jardine Cycle & Carriage today announced that Mr Philip Eng would be retiring as Group Managing Director on 28th February 2005. He will be replaced by Mr Adam Keswick, currently the Group Strategy Director.

Philip Eng has worked for Jardine Cycle & Carriage for some 22 years, serving in a number of executive positions before being appointed as Group Managing Director in 1996. He will continue to provide services to the Group on a consultancy basis and remains a director of MCL Land Limited and will be appointed as its deputy chairman.

Mr Adam Keswick will take on the role of Group Managing Director on 1st March 2005. Adam Keswick has been Group Strategy Director of Jardine Cycle & Carriage since January 2003, prior to which he held a number of executive positions within Jardine Matheson in Hong Kong and had previously worked in investment banking in London.

Commenting on the change, Jardine Cycle & Carriage Chairman, Mr Anthony Nightingale said, "Philip has made a great contribution to the development of Jardine Cycle & Carriage, particularly in recent years when the Group has been transformed through its investment in Astra in Indonesia. I am pleased that he will continue his involvement with the Group through MCL Land and consultancy work in the motor sector."

"I would like to congratulate Adam on his appointment as Group Managing Director of Jardine Cycle & Carriage. In his role as Group Strategy Director, he has been active in the restructuring of the Group over the last two years, and he brings an international business perspective at a time when our overseas investments have become a significant part of the Group's business," Mr Nightingale added.

Jardine Cycle & Carriage Limited, a subsidiary of Asian-based conglomerate, the Jardine Matheson Group, has a strategic 45% interest in PT Astra International Tbk, a leading Indonesian conglomerate, and two core business interests in motor vehicle distribution and property development.

Since 1899, Jardine Cycle & Carriage, a Singapore-listed company with an established track record of profitability and performance, has developed into a regional group comprising over 200 subsidiaries and associates and employs approximately 100,000 people in Singapore, Malaysia, Indonesia and Thailand.

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